

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile and U.S. Mail

June 7, 2011

Samuel Wolfe
Chief Executive Officer, President and Director
Unique Underwriters, Inc.
5650 Colleyville Blvd.
Colleyville, Texas 76034

> **Re:**   **Unique Underwriters, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 24, 2011**
> **File No. 333-172850**

Dear Mr. Wolfe:

We have reviewed your amended registration statement and your correspondence dated May 24, 2011 and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement or providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 5

1. We note your response to our prior comment 4. Please expand your disclosure to disclose the significance of the percentages (e.g. 84%, 7%, etc.). For example, if true, please disclose in your registration statement that the percentages you include are intended to indicate the approximate portion of your revenues being generated by each of your products.

2. We are re-issuing prior comment 5 in part. Please revise your disclosure on page 5 to clarify that the products you describe are those that you are marketing and are underwritten by various third party insurance underwriters and that you are not currently developing your own products in-house.

Risk Factors

"The company has a limited operating history …" page 8

3. We are re-issuing prior comment 10. Based on your disclosure on page 40, it appears that your net losses <u>as of the nine months ended March 31, 2011</u> totaled $479,277, rather than your <u>net losses to date</u>. Please revise your disclosure accordingly.

Selling Security Holders, page 13

4. We acknowledge your response to our comment 13. Please clarify here and in your summary of significant accounting policies Note 1 for stock-based compensation how you value stock issued for services (i.e. based on the fair value of services rendered).

Description of Business

Business Development

2.2 Company History, page 23

5 We are re-issuing prior comment 16. Please balance the current disclosure in this subsection to also disclose under the heading "2.2 Company History" when the company was formed, when it started generating revenues and the fact that the company has not yet made a profit.

3.2 Competitive Comparison, page 24

6. We are re-issuing prior comment 17. Please revise pages 24-25, as much of the disclosure included in this section continues to resemble marketing and recruitment literature and does not fully comply with the requirements of Item 101(h) of Regulation S-K. In particular, please revise your disclosure as follows:

- Under "3.2 Competitive Comparison", please delete the statements that "Unique Underwriters is your source for creating enormous opportunities from our leads. With these resources, agents will have a successful and rewarding career. With all the tools available from Unique Underwriters, and the resources at the Leads Station, agents will reach your financial goals quickly." Alternatively, for each statement please provide us with the basis for each of your assertions.

- Under "PRE-QUALIFIED EXCLUSIVE LEADS…", please delete the phrase "to ensure agent success" or provide us with the basis for your statement.

- Please delete the phrase "STRONG TRACK RECORD" in your heading on page 24 or provide us with the basis for your statement.

- Under "3.5 Technology", please expand your disclosure under this heading to disclose the key milestones that you have in place. In addition, please disclose under this heading whether you plan to make improvements in technology if you continue to have a net loss and/or are unable to receive additional funding.

- Under "3.6 Future Services", please expand your disclosure under this heading to clarify who will be conducting the review described. Please also clarify under "3.6 Future Services" that Ralph Simpson and Samuel Wolfe are your sole founders, management and board members.

Notes to Financial Statements for the period from inception (July 28, 2009) through June 30, 2010.

Report of Independent Registered Public Accounting Firm, page 27

7. Please tell us why you selected an independent auditor based in Cornelius, North Carolina given that your corporate headquarters, and presumably your accounting records, are located in Colleyville, Texas. Please also tell us whether your independent auditor is licensed in the State of Texas.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 33

8. We acknowledge your response to our comment 20. Please clarify how "approval" from your insurance carriers is obtained would trigger revenue recognition (e.g. written documentation of approval, receipt of commission check, etc.). If you recognize revenue prior to the receipt of the commission check, disclose how you estimate the amount of revenue to be recognized as the company's commission level as well as the agent's commission level is variable. If revenue is recognized upon the receipt of the commission check, disclose the facts and circumstance of your accounting basis.

Note 2 - Income Taxes, page 35

9. You computed your provision for income taxes from inception through June 30, 2010 based on a federal income tax rate of 34%. Please tell us why you used the 34% tax rate instead of the top marginal corporate statutory tax rate of 35%.

Note 8 - Segment Reporting, page 39

10. We acknowledge your response to our comment 23 and reissue our comment. It is unclear what the difference in terminology between "commissions" and "lead sales" relates to and how the change in terminology relates to the disclosures requested. As such, please disclose the revenues from external customers for each product and service (i.e. mortgage life insurance, final expense insurance, annuities) or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, that fact shall be disclosed. Please note that the disclosure requested is not based on your reportable operating segments.

Notes to Financial Statements for the nine months ended March 31, 2011

Note 3 - Capital Stock, page 45

11. Please disclose the number of common shares sold pursuant to a private placement to investors as well and the number of shares issued to vendors.

Note 6 - Supplemental Cash Flow Information, page 45

12. Please remove the dashes and replace with zero ($0) similar to your disclosure on page 37.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 49

13. On page 49, you disclose "We anticipate that our operational, and general and administrative expenses for the next 12 months will total approximately $100,000." On page 47, you disclose that "We had operating expenses of $1,087,629 for nine months ended March 31st, 2011, resulting in a loss of $479,277 during the period." In light of your expenses for the nine months ended March 31, 2011, please provide us with an explanation as to why you believe that your operating expenses for the next twelve months will be less than ten percent of your operating expenses for the last nine months. Alternatively, please revise your disclose to provide a reasonable estimate of your operating expenses in light of your expenses for the nine months ended March 31, 2011.

14. You disclose that "As of June 30, 2010, we had cash of $23,174 on hand. Cash on hand as of March 31, 2011… is $119,984." You also disclose that "The Company's current cash on hand is sufficient to meet our working capital requirements for the next twelve month period." Consistent with your response to the immediately preceding comment, please provide us with an analysis that supports your conclusion that your current cash on hand is sufficient to meet your working capital requirements for the next twelve month period. Alternatively, please revise your disclosure to clarify that your current cash on

hand not sufficient to meet your working capital requirements for the next twelve month period.

Critical Accounting Policies

Stock-Based Compensation, page 50

15. We acknowledge your response to our comment 26 and we reissue our comment. It remains unclear why you would compare the fair value of the stock price to the fair value of services performed and how the difference between these two values effect your financial statements. It is also unclear why once your stock begins trading on an established trading market it will be subject to liquidity discounts since the presumption is that the fair value of your stock will be based on the value at which it is bought and sold in an established trading market.

Exhibit 7: Consent of Independent Registered Public Accounting Firm

16. We acknowledge your response to prior comment 28. The consent refers to an audit report dated December 31, 2010. The report in the registration statement has a date of March 8, 2011. Please revise accordingly in your next filed amendment or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Donald Mitchell Brown, Esq.
        McMullen Associates LLC
        10701 McMullen Creek Pkwy
        Charlotte, NC 28226